EXHIBIT 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 17, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Supplementary Report - Update regarding Class action against Pelephone

(Petitioners Appeal)

Tel Aviv, Israel - July 17, 2019 - The Company (TASE: BEZQ), announced on July 16, 2019 that further to the description of Chapter A (Description of the Company's Operations) of the Company's 2018 Periodic Report, regarding a claim together with a class action certification motion that was filed against its subsidiary, Pelephone Communications Ltd. (“Pelephone”), with the Tel Aviv District Court, in which it was alleged that Pelephone operated in a manner that amounted to harassment of a large consumer public (Repeated telephone calls aimed at recruiting customers), and further to the Company’s immediate report dated May 29, 2019 regarding a judgment that was handed down by the Court which dismissed the motion to certify the claim as a class action, the Company is honored to report that on July 16, 2019, it received notice from Pelephone regarding the filing of an appeal against the judgment, filed by the petitioner in the class action certification motion.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.